Filed by Simmons First National Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Simmons First National Corporation

Commission File No.: 000-06253

February 1, 2017

Dear Shareholder:

I want to share some exciting news with you. First Texas BHC, Inc. has entered into a definitive agreement and plan of merger with Simmons First National Corporation. Details of the announcement are in the enclosed press release, which was made public on January 23, 2017.

Simmons First National Corporation is the parent company of Simmons Bank, based in Pine Bluff, Arkansas. Simmons is a 114 year old company with $8.4 billion in assets and 149 locations across Arkansas, Missouri, Tennessee and Kansas. Founded as a community bank in 1903, Simmons has deep roots in its home market and has achieved successful growth into new markets recently through mergers with other community banks.

Southwest Bank is a strong brand, and we will continue to be known as Southwest Bank in the markets that we serve. I will be the new chairman for the Texas region, and I will sit on the Simmons Bank Board of Directors. Southwest Bank’s brand will grow even stronger throughout Texas with this merger.

When the merger is completed, shareholders of First Texas will receive, in the aggregate, 6,500,000 shares of Simmons common stock and $70 million in cash, subject to adjustment in certain circumstances described in the merger agreement. On a per-share basis, that equates to approximately $6.30 in cash and approximately 0.8269 shares of Simmons common stock. The market value of the stock consideration will fluctuate with the market price of Simmons common stock. For example, between January 9, 2017, and January 20, 2017, the closing price of Simmons common stock ranged from $58.50 to $61.60. The implied per-share value of the stock consideration correspondingly fluctuated from approximately $48.37 to approximately $50.94, and the per-share value of the total merger consideration fluctuated from approximately $54.67 to approximately $57.24.

Completion of the merger is subject to regulatory approval and approvals of the shareholders of Simmons and First Texas, as well as other customary closing conditions.

Later this year, you will receive notice of a special shareholders’ meeting and a joint proxy statement/prospectus containing detailed information regarding the pending transaction.

For now, it is business as usual at Southwest Bank as we continue to focus on our dedicated employees and our loyal customers.

Please let me know if you have any questions. My direct number is 817-298-5556.

Very truly yours,

Vernon Bryant

Chairman and CEO

Enc (1): Simmons First National Corporation Release

Forward Looking Statements

Statements in this communication that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this communication. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, economic conditions, credit quality, interest rates, loan demand and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements regarding the First Texas acquisition are based on currently available information. Actual results could differ materially after the consummation of this acquisition. Additional information on factors that might affect Simmons First National Corporation’s financial results is included in its Form 10-K filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with this proposed transaction, Simmons First National Corporation (“SFNC”) will file a registration statement on Form S-4 that will include a joint proxy statement of First Texas BHC, Inc. (“First Texas”) and SFNC and a prospectus of SFNC, as well as other relevant documents concerning the proposed transactions with the SEC. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. These materials may be obtained free of charge at the SEC’s website at www.sec.gov; from SFNC by directing such request to: Investor Relations, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, AR 71611-7009 or from SFNC’s Investor Relations page on its corporate website at www.simmonsbank.com; or from First Texas by directing such requests to: First Texas BHC, Inc., 4100 International Plaza, Suite 900, Fort Worth, Texas 76109, Attention: Lisanne Davidson, Telephone: (817) 298-5610.

SFNC, First Texas, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SFNC and First Texas, respectively, in connection with the proposed merger. Information about the directors and executive officers of SFNC, and their respective ownership of SFNC’s common stock, is set forth in the proxy statement for the SFNC’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016. Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.